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FOR IMMEDIATE RELEASE

CONTACTS:
Vince Barella                                         Jennifer Wyckoff
Manager,                                              Associate Manager,
Corporate Communications &                            Corporate Communications &
Investor Relations                                    Investor Relations
(510) 923-2138                                        (510) 923-3103

              CHIRON CORPORATION SUCESSFULLY COMPLETES CASH TENDER
                  OFFER FOR SHARES OF PATHOGENESIS CORPORATION

EMERYVILLE, CA SEPTEMBER 19, 2000 - Chiron Corporation (Nasdaq: CHIR) announced today successful completion of the cash tender offer by Picard Acquisition Corp., a wholly owned subsidiary of Chiron Corporation, for all the outstanding common stock of PathoGenesis. The tender offer expired as scheduled at 12:00 midnight, New York City time on Monday, September 18, 2000. Based on preliminary information, a total of 15,962,011 shares (including 547,428 shares subject to guaranteed delivery), representing approximately 96% of the outstanding common stock of PathoGenesis, were validly tendered prior to the expiration of the offer and not withdrawn. All such shares have been accepted for purchase in accordance with the terms of the offer.

As previously announced, Chiron, Picard Acquisition Corp. and PathoGenesis entered into a merger agreement pursuant to which Picard Acquisition Corp. commenced on August 21, 2000 an all-cash tender offer for all of PathoGenesis' outstanding common stock at a price of $38.50 per share. Each share of common stock not tendered will be converted into the right to receive $38.50 in cash. Chiron and PathoGenesis expect as soon as practicable to complete the merger by which PathoGenesis would become a wholly owned subsidiary of Chiron.

About Chiron

Chiron Corporation, headquartered in Emeryville, California, is a leading biotechnology company that participates in three global healthcare markets: biopharmaceuticals, vaccines, and blood testing. The company is applying a broad and integrated scientific approach to the development of innovative products for preventing and treating cancer, infection and cardiovascular disease. For more information about Chiron, visit the company's web site at http://www.chiron.com.

THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. A FULL DISCUSSION OF CHIRON'S OPERATIONS AND FINANCIAL CONDITION, INCLUDING FACTORS THAT MAY AFFECT ITS BUSINESS AND FUTURE PROSPECTS, IS
CONTAINED IN DOCUMENTS THE COMPANY FILES WITH THE SEC, SUCH AS FORM 10-Q AND
FORM 10-K.
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THESE DOCUMENTS IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE THE COMPANY'S ACTUAL
PERFORMANCE TO DIFFER FROM CURRENT EXPECTATIONS, INCLUDING THE OUTCOME OF CLINICAL TRIALS, REGULATORY REVIEW, MANUFACTURING CAPABILITIES AND MARKETING.


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